ENER1 TECHNOLOGIES, INC.
                              1601 Clint Moore Road
                              Boca Raton, FL 33487


                                                     November 21, 2002

United States Securities and
  Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      ENER1 TECHNOLOGIES, INC. (the "Company")
                  Amendment "DEL AM" to the Registration Statement filed on Form SB-2 File No. 333-101044

Dear Sir or Madam:

         This correspondence is being filed in connection with the above-reference registration statement and applies to the above-referenced registration statement.

         "The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine."

         We appreciate the cooperation and courtesies extended to us by the Staff. If you require any additional information, please contact our legal counsel at (954) 763-1200.

                                            Very truly yours,

                                            /s/ Michael Zoi
                                            ---------------
                                            Michael Zoi
                                            President

cc:      Adorno Yoss, P.A.